Exhibit 99.2

TARO PHARMACEUTICAL INDUSTRIES LTD.
Proxy for Annual General Meeting of Shareholders to be held on December 28, 2017
THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS
The undersigned shareholder of Taro Pharmaceutical Industries Ltd. (the “Company”) hereby appoints each of Myla Kaplan, Anat Edrey and Avi Avramoff, each with full power of substitution and each of them, the true and lawful attorney, agent and proxy of the undersigned, to vote, as designated on the reverse side, all of the Ordinary Shares of the Company held of record in the name of the undersigned at the close of business on Tuesday, November 28, 2017, at the Annual General Meeting of Shareholders (the “Meeting”) of the Company to be held on Thursday, December 28, 2017, at 10:00 a.m. Israel time at the offices of the Company’s Israeli legal counsel, Meitar Liquornik Geva Leshem Tal, located at 16 Abba Hillel Road, 10th Floor, Ramat Gan, Israel, 5250608, and at any and all adjournments or postponements thereof, on the following matters (appearing on the reverse side), which are more fully described in the Notice of Annual General Meeting of Shareholders of the Company and Proxy Statement relating to the Meeting.
The undersigned acknowledges receipt of the Notice and Proxy Statement with respect to the Meeting (the “Proxy Statement”).

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED. IF NO DIRECTIONS ARE INDICATED, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED “FOR” EACH OF PROPOSALS 1 AND 2 AND AS RECOMMENDED BY THE COMPANY’S BOARD OF DIRECTORS WITH RESPECT TO ANY OTHER BUSINESS THAT MAY PROPERLY COME BEFORE THE MEETING.
Any and all proxies heretofore given by the undersigned are hereby revoked.

 (Continued and to be signed on the reverse side)